EXHIBIT 2

SALE AND PURCHASE AGREEMENT

Dated 19 March 2015

between

MONTROVEST B.V.

as Seller

and

MANGROVE HOLDING S.A.

as Purchaser

THE UNDERSIGNED

1.	Montrovest B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its statutory seat in Amsterdam, the Netherlands, and its registered office address at Spoorsingel 11, 2871 TT Schoonhoven, the Netherlands and registered with the Chamber of Commerce of Amsterdam under number 29.045.143 (the Seller); and

2.	Mangrove Holding S.A., a private limited liability company incorporated under the laws of Switzerland, having its registered office at 4 rue du Temple-Neuf, 2000 Neuchâtel, Switzerland (the Purchaser),

Hereinafter referred to, collectively, as the Parties

WHEREAS:

(A)	the Seller is the registered and beneficial holder of 75.98% of the shares in the capital of Birks Group, Inc., a Canadian company which is listed on the New York Stock Exchange (NYSE MKT: BGI), consisting of 5,928,722 Class A Shares and 7,717,970 Class B Shares;

(B)	the Seller wishes to sell and transfer to the Purchaser and the Purchaser wishes to acquire from the Seller 800,000 Class A shares (the A shares) and 4,000,000 Class B shares( the B shares));

NOW, THEREFORE, IT IS HEREBY AGREED as follows:

1.	upon and subject to the terms and conditions hereof, the Seller will sell and transfer to the Purchaser and the Purchaser will purchase and receive from the Seller the A shares and the B shares;

2.	the Seller will have the obligation to transfer the A shares and the B shares to the Purchaser and the Purchaser will have the obligation to accept the A shares and the B shares from the seller ultimately within a period of 9 months from the date of this Agreement at a consideration per share in United States dollars of the higher of (1) the closing quote on the NYSE on that particular day, or (2) a price per share equal to which a third party investor will commit (or has committed) itself for an investment in Birks Group, Inc. within that 9 months period of time;

3.	the Seller and the Purchaser hereto waive the right to request dissolution of this Agreement

4.	In the event that this Sale and Purchase Agreement, in whole or in part, does not, at any time, comply with applicable regulations, the Parties agree to meet on request by the first the Seller or the Purchaser (whoever comes first) to take action in order to immediately re-arrange the Agreement to suit the best interests of each party to this agreement. Any variation of this Sale and Purchase Agreement is not valid unless and until it is in writing and has been signed by the Seller and the Purchaser;

5.	this Sale and Purchase Agreement shall be governed by and construed in accordance with the laws of the Netherlands and any dispute arising therefrom will be settled by the competent Court of Amsterdam.

IN WITNESS WHEREOF this Agreement has been signed in 3 counterparts for and on behalf of

Montrovest B.V.

/s/ P.C.G. van Duuren		/s/ F. de Ruiter
By	: P.C.G. van Duuren	By	: F. de Ruiter
Title	: Director	Title	: Director
Date	: 19 March 2015	Date	: 19 March 2015

for and on behalf of
Mangrove Holdings S.A.

/s/ c.M. Reiser
By	: C.M. Reiser
Title	: Director
Date	: 19_ March 2015

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